[LETTERHEAD OF BREYER & ASSOCIATES PC]

August 27, 2009

Via EDGAR and Messenger

Michael R. Clampitt, Senior Attorney
Financial Services Group
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Re:	Security Federal Corporation Registration Statement on Form S-1/A
File Number 333-160553

Dear Mr. Clampitt:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Security Federal Corporation (the “Holding Company”), we enclose herewith for filing Pre-Effective Amendment No. One (the “Amendment”) to the Holding Company’s Registration Statement on Form S-1 relating to the Holding Company’s proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated July 17, 2009 (the “Comment Letter”).  The Holding Company’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter.

                The Amendment is marked to show all revisions to the original submission made on July 13, 2009.

Cover Page of Registration Statement

1.	The cover page of the registration statement has been revised in response to this comment.

2.	The cover page of the registration statement has been revised in response to this comment.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
August 27, 2009

Where You Can Find More Information, page 1

3.	Additional disclosure in response to this comment has been provided at page 1 of the prospectus.

Recent Developments, page 3

4.	Revised disclosure in response to this comment has been provided at page 3 of the prospectus.

Risk Factors, page 6

5.	The requested risk factor in response to this comment has been provided at page 17 of the prospectus.

Exhibit 5.0

6.	The opinion has been revised as requested.

7.	The opinion has been revised as requested.

8.	The opinion has been revised as requested.

9.	The exhibit has been now been filed as Exhibit 5.1.

* * * * *

We will provide requests from the Holding Company for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them.

We appreciate the Staff’s assistance in reviewing Amendment No. 1, and request that the Staff direct any questions with respect to these responses to the undersigned.

Very truly yours,

/s/John F. Breyer, Jr.

John F. Breyer, Jr.

cc:	(Hard copy by messenger)
Michael R. Clampitt, Senior Attorney, Mail Stop 4561
Matt McNair, Staff Attorney, Mail Stop 4561